Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Investor Presentation March 2021 © Nerdy2020. Confidentialand proprietary.Investor Presentation March 2021 © Nerdy2020. Confidentialand proprietary.

2 Disclaimer This Presentation has been prepared by Nerdy (the “Company”) based in part upon market information and statistics provided This presentation includes non-GAAP financial measures, including net sales, adjusted EBITDA (loss), and free cash flow by various third-party sources, upon which the Company relies and which it believes to be reliable; however, the accuracy or (“FCF”). Net sales represents client purchases inclusive of payments due within 30 days minus refunds recorded during the completeness of any such third-party information has not been independently verified. The information contained herein does period, a close proxy for cash receipts from customers. Adjusted EBITDA (loss) is defined as net income or net loss, as not purport to be all-inclusive and the Company makes no representation or warranty, express or implied, as to the accuracy, applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation completeness or reliability of the information contained in this presentation. The Company’s independent auditors have not expense and other non-recurring items. FCF is the sum of operating cash flow and capital expenditures. audited, reviewed, compiled, or performed any procedures with respect to the projections set forth in this Presentation, and have not expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this These non-GAAP measures are in addition, and not a substitute for or superior, to measures of financial performance Presentation. prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may This Presentation includes certain forward-looking statements, including estimates, forecasts, and projections provided by the calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly management of the Company regarding future performance. Such forward-looking statements, estimates, forecasts, and comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory financial results (including on a forward-looking basis) provide useful supplemental information. The Company’s management uses forward looking non-GAAP measures to evaluate the Company’s projected financial and operating performance, its conditions, market conditions for the Company’s services, and other matters, which assumptions may or may not prove to be trends and to compare it against the performance of other companies. There are, however, a number of limitations related to correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of the the use of these non-GAAP measures and their nearest GAAP equivalents. Company; and (iii) should not be regarded as a representation by the Company that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of these differ materially from those presented in the prospective financial information. measures. This presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial The Company makes no express or implied representation or warranty as to the accuracy or completeness of the information measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and contained herein (including but not limited to projections of future performance). The Company expressly disclaims any and all no reconciliation of certain historical and forward looking non-GAAP financial measures is included. liability for representations, express or implied, contained herein or for omissions from or errors in this Presentation or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/or financial This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements. use is solely for purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, sponsored, or affiliated with any trademark owner, other than those associated with the In furnishing this Presentation, the Company undertakes no obligation to provide you with access to any additional information. Company. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been no change in the business or affairs of the Company since the date hereof. © Nerdy / TPG Pace Tech Opportunities Corp. 20212 Disclaimer This Presentation has been prepared by Nerdy (the “Company”) based in part upon market information and statistics provided This presentation includes non-GAAP financial measures, including net sales, adjusted EBITDA (loss), and free cash flow by various third-party sources, upon which the Company relies and which it believes to be reliable; however, the accuracy or (“FCF”). Net sales represents client purchases inclusive of payments due within 30 days minus refunds recorded during the completeness of any such third-party information has not been independently verified. The information contained herein does period, a close proxy for cash receipts from customers. Adjusted EBITDA (loss) is defined as net income or net loss, as not purport to be all-inclusive and the Company makes no representation or warranty, express or implied, as to the accuracy, applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-cash compensation completeness or reliability of the information contained in this presentation. The Company’s independent auditors have not expense and other non-recurring items. FCF is the sum of operating cash flow and capital expenditures. audited, reviewed, compiled, or performed any procedures with respect to the projections set forth in this Presentation, and have not expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this These non-GAAP measures are in addition, and not a substitute for or superior, to measures of financial performance Presentation. prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may This Presentation includes certain forward-looking statements, including estimates, forecasts, and projections provided by the calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly management of the Company regarding future performance. Such forward-looking statements, estimates, forecasts, and comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory financial results (including on a forward-looking basis) provide useful supplemental information. The Company’s management uses forward looking non-GAAP measures to evaluate the Company’s projected financial and operating performance, its conditions, market conditions for the Company’s services, and other matters, which assumptions may or may not prove to be trends and to compare it against the performance of other companies. There are, however, a number of limitations related to correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of the the use of these non-GAAP measures and their nearest GAAP equivalents. Company; and (iii) should not be regarded as a representation by the Company that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not Please refer to footnotes where presented on each page of this Presentation or to the appendix for a description of these differ materially from those presented in the prospective financial information. measures. This presentation also includes certain historical and forecasted non-GAAP financial measures. The Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial The Company makes no express or implied representation or warranty as to the accuracy or completeness of the information measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and contained herein (including but not limited to projections of future performance). The Company expressly disclaims any and all no reconciliation of certain historical and forward looking non-GAAP financial measures is included. liability for representations, express or implied, contained herein or for omissions from or errors in this Presentation or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/or financial This Presentation includes logos or other words or devices that may be registered trademarks of their respective owners. Such information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements. use is solely for purposes of convenience in referring to the trademark owners and their products/services. This Presentation and its contents are not endorsed, sponsored, or affiliated with any trademark owner, other than those associated with the In furnishing this Presentation, the Company undertakes no obligation to provide you with access to any additional information. Company. This Presentation shall not be deemed an indication of the state of affairs of the Company nor shall it constitute an indication that there has been no change in the business or affairs of the Company since the date hereof. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

3 3 Transforming How People Learn Seamlessly Connecting Experts to Learners in Any Subject, Anywhere, Anytime © Nerdy 3 3 Transforming How People Learn Seamlessly Connecting Experts to Learners in Any Subject, Anywhere, Anytime © Nerdy

4

Flagship Business:

Varsity Tutors

Leading platform for live, online tutoring [1]

Personalized learning in any subject, anywhere, at any time


Varsity Tutors
https://www.varsitytutors.com/session/3ygh8t
Varsity Tutors
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html tutoring 06.01.20.html

4.7M+ hours 2020 Live Instruction Hours

3,000+ subjects broadly distributed across diverse audiences

Legacy Businesses:

Veritas Prep FirstTutors UNITED KINGDOM

TPG PACE TECH OPPORTUNITIES nerdy

1. Leading online tutoring platform in the United States claim based on live hours in 2020 and subject breadth. Amounts exclude Legacy Businesses.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

5 Learning’s Digital Transition is Happening Now at a Faster Rate than Previous Online Adoptions 1 1 Global Learning Digital Share (%) U.S. E-Commerce Digital Share (%) 5x 5x 70% Are more likely to use 30% online learning compared to CAGR 2 a year ago 83% Plan to use online learning 2 services going forward 15 7 Years Years Market 1 $72B $600B $160B $1T Size : 1. Dawn of the Age of Digital Learning, Michael Moe, GSV, May 6, 2020. 2. Survey of 1,000 Parents of K-12 learners conducted by Halsted Strategy Group, Nov 2020. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 55 Learning’s Digital Transition is Happening Now at a Faster Rate than Previous Online Adoptions 1 1 Global Learning Digital Share (%) U.S. E-Commerce Digital Share (%) 5x 5x 70% Are more likely to use 30% online learning compared to CAGR 2 a year ago 83% Plan to use online learning 2 services going forward 15 7 Years Years Market 1 $72B $600B $160B $1T Size : 1. Dawn of the Age of Digital Learning, Michael Moe, GSV, May 6, 2020. 2. Survey of 1,000 Parents of K-12 learners conducted by Halsted Strategy Group, Nov 2020. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 5

6 Large Fragmented Market, Ripe for Disruption Other Academic Professional 2 Test Prep 3 1 Education Tutoring Certifications, 2 Training & Skills $ 62 bn $27 bn $7 bn $14 bn $14 bn U.S. direct-to-consumer learning total addressable market expected in 2024 1. Technavio, US Private Tutoring Market (2020-2024). 2. Technavio, US Test Preparation Market (2020-2024). 3. IBISWorld: Fine Arts Schools in the US (16-Jun-2020). © Nerdy / TPG Pace Tech Opportunities Corp. 20216 Large Fragmented Market, Ripe for Disruption Other Academic Professional 2 Test Prep 3 1 Education Tutoring Certifications, 2 Training & Skills $ 62 bn $27 bn $7 bn $14 bn $14 bn U.S. direct-to-consumer learning total addressable market expected in 2024 1. Technavio, US Private Tutoring Market (2020-2024). 2. Technavio, US Test Preparation Market (2020-2024). 3. IBISWorld: Fine Arts Schools in the US (16-Jun-2020). © Nerdy / TPG Pace Tech Opportunities Corp. 2021

7 Nerdy vs Offline Model Comparison © Nerdy / TPG Pace Tech Opportunities Corp. 20217 Nerdy vs Offline Model Comparison © Nerdy / TPG Pace Tech Opportunities Corp. 2021

8

Nerdy by the Numbers

$132M Annualized Revenue[1] Q4-20E	**+87%** Online Revenue Growth[2] Q4-20E YoY Growth	**68%** Gross Margin Q4-20E
+59% Active Learner Growth[3] Q4-20E YoY Growth	nerdy	**+167%** Online Session Growth[4] Q4-20E YoY Growth
>3x **LTV/CAC[5]**	**68** 2020 Paid Learner Avg. NPS Score[6]	**>500K** Learners Accessed Free Classes 2020

1. Represents Q4-20E revenue annualized (Q4-20E revenue multiplied by 4) and shown on U.S. GAAP basis.
2. Online learning format revenue, defined as one-on-one online tutoring revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020.
3. Online paid active learners defined as the unique number of learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
4. Paid online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.
5. Total Net Sales Lifetime Value ("LTV") defined as new customer cohort actual spend for historical months and forecasted revenue for future periods, minus actual and forecasted cost of goods sold, extrapolating full-quarter trends since transition to 100% online and launch of multi-learning destination strategy. Customer Acquisition Cost ("CAC") defined as Q3-20 "Sales & Marketing Expense" to acquire a new customer, excluding test marketing spend, defined as marketing expense for free classes, School at Home, television and test marketing, and excluding payroll or outside consultant expenses. Amounts exclude Legacy Businesses.
6. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Nerdy client trigger-based NPS survey data, Q1-Q4 2020; n=700.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

9 A Comprehensive Small Group Classes Learning Destination Large Group Classes Going beyond one-on-one to meet more learning needs A continuous, multi-format learning experience One-on-One Personal Instruction Adaptive Self Study Assessments & Practice Problems One-on-One Small Group Classes Instruction Average 5-15 participants Large Group Classes Adaptive 500-50K participants Self Study © Nerdy / TPG Pace Tech Opportunities Corp. 20219 A Comprehensive Small Group Classes Learning Destination Large Group Classes Going beyond one-on-one to meet more learning needs A continuous, multi-format learning experience One-on-One Personal Instruction Adaptive Self Study Assessments & Practice Problems One-on-One Small Group Classes Instruction Average 5-15 participants Large Group Classes Adaptive 500-50K participants Self Study © Nerdy / TPG Pace Tech Opportunities Corp. 2021

10 Our Two-Sided Network: Learners and Experts Learners Experts Audience Breakout Key Motivations Diverse population servicing learners across lifecycle K-8 High School College/Grad Professional Helping Supplemental Flexibility & 1 % of Net Sales by audience People Learn Income Convenience Key Segments Typical Occupations 45% <5 hrs → Teacher/professor → Working professional Hold a Graduate Avg. # hours worked → Grad/college student 2 degree or more per week w/ Nerdy → Retirees Enrichment & Reactive Competitive & → Self-employed Passion Remediation Investing Internally motivated and curious Often triggered to get help by a Proactive and planning ahead. to learn more about something failed test, falling behind, or a Desire to deliver best score or they enjoy or want to develop. bad grade. be top of the class. 1. Data for 2020. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 2. Represents the percentage of 2020 Active Experts who have a graduate or postgraduate degree. 1010 Our Two-Sided Network: Learners and Experts Learners Experts Audience Breakout Key Motivations Diverse population servicing learners across lifecycle K-8 High School College/Grad Professional Helping Supplemental Flexibility & 1 % of Net Sales by audience People Learn Income Convenience Key Segments Typical Occupations 45% <5 hrs → Teacher/professor → Working professional Hold a Graduate Avg. # hours worked → Grad/college student 2 degree or more per week w/ Nerdy → Retirees Enrichment & Reactive Competitive & → Self-employed Passion Remediation Investing Internally motivated and curious Often triggered to get help by a Proactive and planning ahead. to learn more about something failed test, falling behind, or a Desire to deliver best score or they enjoy or want to develop. bad grade. be top of the class. 1. Data for 2020. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 2. Represents the percentage of 2020 Active Experts who have a graduate or postgraduate degree. 10

11 An Operating System Engineered For Learning Interaction Layer Adaptive Learning Layer for AI Matching Layer HI Curation Layer Artificial Intelligence for Human Interaction Data Lake © Nerdy / TPG Pace Tech Opportunities Corp. 202111 An Operating System Engineered For Learning Interaction Layer Adaptive Learning Layer for AI Matching Layer HI Curation Layer Artificial Intelligence for Human Interaction Data Lake © Nerdy / TPG Pace Tech Opportunities Corp. 2021

12 Curation Layer Identifying the best experts With our rich database of past learning interactions, we’ve identified the critical traits, knowledge, and experience that highly correlate to better outcomes. 3,000+ 900K 100,000 1 Hours of recorded Subjects of Expertise Applicants 1 video interviews 1. 2012 thru December 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 202112 Curation Layer Identifying the best experts With our rich database of past learning interactions, we’ve identified the critical traits, knowledge, and experience that highly correlate to better outcomes. 3,000+ 900K 100,000 1 Hours of recorded Subjects of Expertise Applicants 1 video interviews 1. 2012 thru December 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

13



Matching Layer

Selecting the best expert

We optimize across a high dimensional set of features to identify the learner-to-expert matches with the highest projected probability of a successful interaction.

100+	>800K	>80M
Features per learner and instructor	Learner and expert matches[1]	Usable data points for personalization[2]

AI-Powered Learner/Expert Matching

Both learners, struggling with the same subject, are intelligently matched to the instructor who best fits their specific needs.


Introvert
Low motivation
(100+ total attributes)
Extrovert
3.9 GPA
High motivation
(100+ total attributes)

4.9 Avg. Rating ★★★★★

Sources: Average session rating on customer feedback (all time thru December 2020, also 4.9/5 on Apple App Store 18.5K ratings)

1. 2012 thru December 2020. Amounts exclude Legacy Businesses.
2. Defined as data points generated from student attributes, instructor attributes, past matching, learning interactions from online platform, website and marketing event interactions, and self study interaction. Amounts exclude Legacy Businesses.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

14



Adaptive Learning Layer

Personalizing the learning path to mastery

Model-derived insights at the heart of a knowledge inference engine capturing every decision to continuously adapt the sequencing of curriculum.


Continuous evolution across learning journey
ASSESSMENT
Personalized Learning Plan
Adaptive Learning Plan
ASSESSMENT
ASSESSMENT
Learning Plan evolves

The system adapts after every learning interaction, which matures and compounds its intelligence to deliver increasingly better guidance to the learner.

TPG nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

15

Interaction Layer

Optimizing human interaction

An autonomation system interleaving human judgment with machine intelligence.

- ✔ Collaborative work space purpose built for learning
- ✔ Subject-specific tools and references
- ✔ Recordings and snapshots for post-session review
- ✔ Integrated personalization features


Two-way video
Built-in graphing & scientific calculators
Referenc e tools
Collaborative workspace
Share & upload options
Live help
Varsity Tutors

TPG PACE TECH OPPORTUNITIES nerdy
© Nerdy / TPG Pace Tech Opportunities Corp. 2021

16 © Nerdy / TPG Pace Tech Opportunities Corp. 202116 © Nerdy / TPG Pace Tech Opportunities Corp. 2021

17 Expert Engagement is Strong and Growing I love Varsity! I always tell my teacher friends 1 “ Sessions Taught per Active Expert to become a Varsity Tutor. I also tell students they can use this platform. Overall, love working for this company! I love that I don't have to seek out clients and I have access to so many of them easily to fit in “ my schedule. I also love teaching classes!!!! It is also so great to see a student succeed after only a few sessions with them :-) 1. Unique sessions are defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1717 Expert Engagement is Strong and Growing I love Varsity! I always tell my teacher friends 1 “ Sessions Taught per Active Expert to become a Varsity Tutor. I also tell students they can use this platform. Overall, love working for this company! I love that I don't have to seek out clients and I have access to so many of them easily to fit in “ my schedule. I also love teaching classes!!!! It is also so great to see a student succeed after only a few sessions with them :-) 1. Unique sessions are defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 17

18 Strong and Accelerating Marketplace Dynamics 1 2 Active Learners Online Sessions (‘000s) (‘000s) Learner to Expert flywheel is spinning Personalization, subject expansion, and new formats driving acceleration in engagement 1. Active learners defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 1818 Strong and Accelerating Marketplace Dynamics 1 2 Active Learners Online Sessions (‘000s) (‘000s) Learner to Expert flywheel is spinning Personalization, subject expansion, and new formats driving acceleration in engagement 1. Active learners defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Online sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 18

19

Consumers Love their Experience

> It was **exactly** what my son needed... In just a few weeks he had a better grasp on Spanish 4 and **raised his grade** significantly! I **highly recommend** them to anyone that needs additional help!

Net Promoter Scores[1]


68
62
68
74
nerdy[2]
amazon
NETFLIX
airbnb

1. NPS score source: Retently, "What Do Companies with High Net Promoter Score Have in Common", 3/19/19.
2. Net Promoter or Net Promoter Score is the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 minus the percentage rating this at 6 or below on a scale from 0 to 10. Varsity Tutors client trigger-based NPS survey data, Q1-Q4 2020; n=700.

TPG PACE TECH OPPORTUNITIES nerdy
© Nerdy / TPG Pace Tech Opportunities Corp. 2021

20 Building a Lasting Brand, Founded in Trust 1 Brand Awareness 64% 31% This Year 2020 2019 Aided Awareness 87% 90% Believe Varsity Tutors offers Believe Varsity Tutors is a 2 2 high quality instruction brand they can trust 1. Survey of gen pop, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020. 2. Survey among current and past Nerdy users. Conducted by Halsted Strategy Group, Nov 2020. © Nerdy / TPG Pace Tech Opportunities Corp. 202120 Building a Lasting Brand, Founded in Trust 1 Brand Awareness 64% 31% This Year 2020 2019 Aided Awareness 87% 90% Believe Varsity Tutors offers Believe Varsity Tutors is a 2 2 high quality instruction brand they can trust 1. Survey of gen pop, 1,000 Parents of K-12 learners. Conducted by Halsted Strategy Group, Nov 2020. 2. Survey among current and past Nerdy users. Conducted by Halsted Strategy Group, Nov 2020. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

21

Multiple Vectors to Drive Sustainable Growth

Product Expansion

Format Expansion

Subject Expansion

Targeted M&A

International Expansion

Product Innovation New product and pricing solutions

Self Study Self-guided diagnostic tests, practice problems, and study materials

Large Format Classes Free live classes with celebrity instructors drive top of funnel growth & engagement

Small Group Classes Affordable group classes for K-12, foreign languages, test prep and more

One-on–One Instruction Individualized instruction on purpose built interface. Scheduled and on-demand

Professional Tutoring and study options for range of professional certifications (CPA exam, Series 7, etc) & professional + skills development

Test Prep Full range of standardized test prep including: SAT, ACT, GMAT, LSAT, GRE, MCAT as well as a range of K-12 tests

Academic Offering support for K-12, undergraduate and post-graduate learners across more than 3,000+ subjects

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

22 Small Group Classes Growth Small Group Classes Vector is Taking Off 1 Annualized Revenue H2 2020E Revenue +185% YOY 1. Annualized Revenue represents half year revenue multiplied by two. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 202122 Small Group Classes Growth Small Group Classes Vector is Taking Off 1 Annualized Revenue H2 2020E Revenue +185% YOY 1. Annualized Revenue represents half year revenue multiplied by two. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

23 Format Expansion Improving Already Strong Unit Economics 1 1st Year Net Sales / User by # of Formats Used Profitable on first purchase, immediately paying back CAC One-on-One Large Group +89% Classes LTV expansion driven by multi- $/Learner 4 formats vs. one-on-one format engagement Adaptive Self Study Small Group Classes 1. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Net $ / Learner measured by format usage Oct 1, 2019 - Sept 30, 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 202123 Format Expansion Improving Already Strong Unit Economics 1 1st Year Net Sales / User by # of Formats Used Profitable on first purchase, immediately paying back CAC One-on-One Large Group +89% Classes LTV expansion driven by multi- $/Learner 4 formats vs. one-on-one format engagement Adaptive Self Study Small Group Classes 1. Net sales is a non-GAAP measure representing client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers. Net $ / Learner measured by format usage Oct 1, 2019 - Sept 30, 2020. Amounts exclude Legacy Businesses. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

24

Competitive Landscape

	nerdy	Chegg	Sylvan Learning, KUMON, MATHNASIUM The Math Learning Center, Berlitz	Udemy, coursera, Pluralsight, LinkedIn Learning with Lynda.com content, Udacity
	Online, personalized one-on-one instruction, small and large group classes, and self study	Homework help, textbook rentals, other supplements	Legacy In-Person Learning Centers	Asynchronous, recorded lessons
Audiences	K-12, Undergraduate, Post-Grad, Professional, Continuing Education	Primarily Undergraduate and Post-Grad, some High School Options	Primarily K-12	Primarily Continuing Education
Personalized Live Instruction	✔	✗	✔	✗
Online Focus	✔	✔	✗	✔
Access to High Quality Instructor, Regardless of Location	✔	✗	✗	✗
Multiple Live-Learning Formats	✔	✗	✔	✗

Nerdy delivers high-quality personalized live learning from top experts regardless of geography

TPG Pace Tech Opportunities nerdy

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

25

COVID Impact and Recovery

2020

Created Short Term Challenges

Some schools went to optional grading, many standardized tests and professional exams were suspended, which led to declines in our test prep business

We Responded with Innovation

We finished transition to providing live instruction 100% online. Invested in new products & integrated learning formats into single destination. Improved unit economics and became self-sustaining in 2H 2020

2021 and Beyond

Headwinds Turn to Tailwinds

Consumer need for supplemental help grows as students look to catch up academically. Standardized and professional testing resumes

Accelerated Long-term Trend Toward Online

Consumers realized superior convenience, quality and value of online experience vs. offline

TPG PACE TECH OPPORTUNITIES nerdy
© Nerdy / TPG Pace Tech Opportunities Corp. 2021

26 Founder Led, Seasoned Management Team with deep technology and direct-to-consumer experience Jason Pello Chuck Cohn Ian Clarkson Heidi Robinson Adam Weber Founder, Chairman & CEO President & Chief Operating Officer Chief Financial Officer Chief Product Officer Chief Marketing Officer Dan Lee Chris Swenson Mike Dierken Fred Howard Chief Analytics Officer Chief Legal Officer Chief Technology Officer VP of New Business © Nerdy / TPG Pace Tech Opportunities Corp. 202126 Founder Led, Seasoned Management Team with deep technology and direct-to-consumer experience Jason Pello Chuck Cohn Ian Clarkson Heidi Robinson Adam Weber Founder, Chairman & CEO President & Chief Operating Officer Chief Financial Officer Chief Product Officer Chief Marketing Officer Dan Lee Chris Swenson Mike Dierken Fred Howard Chief Analytics Officer Chief Legal Officer Chief Technology Officer VP of New Business © Nerdy / TPG Pace Tech Opportunities Corp. 2021

Financial Performance © Nerdy / TPG Pace Tech Opportunities Corp. 2021Financial Performance © Nerdy / TPG Pace Tech Opportunities Corp. 2021

28

Our Monetization Model

active learners

Free
>500K

↓ ↑

Paid
87K

Large Group Classes

Adaptive Self Study

3M+	7M+
# of Free Class Sessions	Learning Interactions

	Typical Order (Hours)	Typical $/Hour
Small Group Classes	5-20	$10-$45+
One-on-One	9-50	$45-$75+

1. Paid active learners defined as the unique number of learners attending a paid online tutoring session or a paid online class in a given period. Free active learners defined as any account created for free classes or self study, but haven't bought. Amounts exclude Legacy Businesses.

TPG PACE TECH OPPORTUNITIES nerdy
© Nerdy / TPG Pace Tech Opportunities Corp. 2021

29

YoY Revenue Growth Rates


Schools Shut Down /
Test Center Closures
15%
4%
30%
(3%)
67%
26%
87%
31%
Q1 2020E
Q2 2020E
Q3 2020E
Q4 2020E
Online Growth1
Total Growth2

We've Built An Agile And Resilient Business

School and testing center closures related to the pandemic significantly impacted the business in the first half of 2020

Completed transition to 100% online in April

New product innovation and increased adoption of online learning drove significant growth in 2H 2020

1. Online Growth, represents online learning format revenue, defined as one-on-one online tutoring revenue and online group classes revenue and excludes in-person revenue.
2. Total Growth represents Consolidated GAAP revenue, which includes both online and in-person revenue.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

30 Our Business is Growing Rapidly and Accelerating 1 1 Historical and Projected Online Revenue Historical and Projected Online Revenue 87% YOY 67% YOY 45% CAGR Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. 1. Online learning format revenue, defined as one-on-one online tutoring revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. © Nerdy / TPG Pace Tech Opportunities Corp. 202130 Our Business is Growing Rapidly and Accelerating 1 1 Historical and Projected Online Revenue Historical and Projected Online Revenue 87% YOY 67% YOY 45% CAGR Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. 1. Online learning format revenue, defined as one-on-one online tutoring revenue and online group classes revenue and excludes in-person revenue. Transition to 100% online was completed in April 2020. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

31 Gross Margin Improvements Historical and Projected Gross Margin Driven By Product Expansion Shift toward 100% online improved margins over last several years Growth in Classes expected to produce future gross margin expansion Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. © Nerdy / TPG Pace Tech Opportunities Corp. 202131 Gross Margin Improvements Historical and Projected Gross Margin Driven By Product Expansion Shift toward 100% online improved margins over last several years Growth in Classes expected to produce future gross margin expansion Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

32 Summary Historical Financials and 2021F-2023F Forecast Revenue growth acceleration in 2022F driven by multi-format strategy Targeted marketing investments extend reach to drive Active Learner growth Tech and product investments ensure Nerdy remains at the forefront of innovation G&A increase driven by headcount and public company costs +30% revenue growth with continued gross margin expansion. FCF positive in 2023. Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. 1. Active Users defined as the unique number of learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Forecast excludes non-recurring expenses and the application of new accounting treatments associated with a de-SPAC transaction, and the impact of any future Non-Cash Compensation changes. 3. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 4. FCF in 2018 excludes the $10 million acquisition of Veritas Prep. FCF is a non-GAAP financial measure. 3232 Summary Historical Financials and 2021F-2023F Forecast Revenue growth acceleration in 2022F driven by multi-format strategy Targeted marketing investments extend reach to drive Active Learner growth Tech and product investments ensure Nerdy remains at the forefront of innovation G&A increase driven by headcount and public company costs +30% revenue growth with continued gross margin expansion. FCF positive in 2023. Note: Nerdy financial information shown does not conform to Regulation S-X or PCAOB standards and includes estimates of certain financial metrics adjusted to reflect PCAOB standards, and such information may not be included, may be adjusted or may be presented differently in filings made with the SEC. 1. Active Users defined as the unique number of learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+. 2. Forecast excludes non-recurring expenses and the application of new accounting treatments associated with a de-SPAC transaction, and the impact of any future Non-Cash Compensation changes. 3. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items. Adjusted EBITDA is a non-GAAP financial measure. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 4. FCF in 2018 excludes the $10 million acquisition of Veritas Prep. FCF is a non-GAAP financial measure. 32

33

Scalable Operating Model

	2021F[1]	2022F[1]	2023F[1]	Long-Term Targets[1]
Revenue Growth	33%	43%	35%	25-30%
Gross Margin	70%	71%	72%	75-80%
Tech, Product & G&A % Revenue	29%	26%	21%	15-20%
Adjusted EBITDA Margin[2]	(5%)	(2%)	5%	25-30%
FCF Margin[3]	(11%)	(7%)	2%	25-30%

Long-term opportunity for growth expected as shift to online learning gains share over the coming decade and beyond

TPG PACE TECH OPPORTUNITIES nerdy

1. Forecast excludes non-recurring expenses associated with a de-SPAC transaction and the impact of any future Non-Cash Compensation changes.
2. Adjusted EBITDA excludes Non-Cash Compensation Expense and other Non-Recurring Items.
3. FCF is a non-GAAP financial measure.

© Nerdy / TPG Pace Tech Opportunities Corp. 2021

34 Continued strong business momentum and demand for our products Continued strong Active Learner growth Continued strong user retention and adoption of multi-format learning Q1 2021 Update Continued strong growth in small group classes Through Continued mix shift to higher gross margin products February Remain confident in the financial forecast © Nerdy / TPG Pace Tech Opportunities Corp. 202134 Continued strong business momentum and demand for our products Continued strong Active Learner growth Continued strong user retention and adoption of multi-format learning Q1 2021 Update Continued strong growth in small group classes Through Continued mix shift to higher gross margin products February Remain confident in the financial forecast © Nerdy / TPG Pace Tech Opportunities Corp. 2021

35 Anticipated Transaction Timeline Date Event ▪ Transaction Agreement Executed January 2021 ▪ Transaction Announced March 2021 ▪ Preliminary Proxy Materials Filed with the SEC ▪ Mail Final Proxy Materials to TPG Pace Shareholders Q2 2021 ▪ Set Record Date for TPG Pace Shareholders Vote ▪ Hold TPG Pace Shareholder Vote and Close Transaction Note: Subject to SEC review timetable. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 3535 Anticipated Transaction Timeline Date Event ▪ Transaction Agreement Executed January 2021 ▪ Transaction Announced March 2021 ▪ Preliminary Proxy Materials Filed with the SEC ▪ Mail Final Proxy Materials to TPG Pace Shareholders Q2 2021 ▪ Set Record Date for TPG Pace Shareholders Vote ▪ Hold TPG Pace Shareholder Vote and Close Transaction Note: Subject to SEC review timetable. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 35

Financial Appendix © Nerdy / TPG Pace Tech Opportunities Corp. 2021Financial Appendix © Nerdy / TPG Pace Tech Opportunities Corp. 2021

37 Non-GAAP Reconciliations 1 1. Non recurring items in 2020 are related to a recorded loss for an office sublease. 2021 non-recurring items are primarily related to expected forgiveness of a loan. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 3737 Non-GAAP Reconciliations 1 1. Non recurring items in 2020 are related to a recorded loss for an office sublease. 2021 non-recurring items are primarily related to expected forgiveness of a loan. © Nerdy / TPG Pace Tech Opportunities Corp. 2021 37

38 Illustrative Fully Diluted Share Count 1. Assumes treasury share method for public, FPA, and private warrants. 2. 9.0 million public warrants issued as part of PACE IPO with strike price of $11.50 and redemption price of $18.00. 3. 3.0 million FPA warrants to be issued with strike price of $11.50 and redemption price of $18.00. 4. Includes unvested employee options and equity awards. 5. 7.3 million private warrants issued as part of PACE IPO with a strike price of $11.50. 6. Earn-out Shares Tranche 1 - If closing sales price equals or exceeds $12.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 7. Earn-out Shares Tranche 2 - If closing sales price equals or exceeds $14.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 8. Earn-out Shares Tranche 3 - If closing sales price equals or exceeds $16.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately.. © Nerdy / TPG Pace Tech Opportunities Corp. 202138 Illustrative Fully Diluted Share Count 1. Assumes treasury share method for public, FPA, and private warrants. 2. 9.0 million public warrants issued as part of PACE IPO with strike price of $11.50 and redemption price of $18.00. 3. 3.0 million FPA warrants to be issued with strike price of $11.50 and redemption price of $18.00. 4. Includes unvested employee options and equity awards. 5. 7.3 million private warrants issued as part of PACE IPO with a strike price of $11.50. 6. Earn-out Shares Tranche 1 - If closing sales price equals or exceeds $12.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 7. Earn-out Shares Tranche 2 - If closing sales price equals or exceeds $14.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately. 8. Earn-out Shares Tranche 3 - If closing sales price equals or exceeds $16.00 for 20 trading day out of 30 consecutive Trading Days prior to 5 years following closing, 1.33 million Seller Earnout shares and 1.33 million Sponsor Earnout shares will vest immediately.. © Nerdy / TPG Pace Tech Opportunities Corp. 2021

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or a the solicitation of any vote in any jurisdiction pursuant to the proposed combination between Nerdy and TPG Pace Tech Opportunities or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace Tech Opportunities will file a registration statement on Form S-4 and the related proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed business combination. The materials to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace Tech Opportunities, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT

A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the SEC by Nerdy that will include a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).